Mail Stop 3561

June 29, 2007

Via U.S. Mail & Facsimile (303) 629-7610
Mr. David Murphy
President and Chief Executive Officer
Host America Corporation
Two Broadway
Hamden, CT 06518

>   **Re: Host America Corporation**
>   **Preliminary Schedule 14A**
>   **Filed June 6, 2007**
>   **File No. 000-16196**

Dear Mr. Murphy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please spell out all abbreviations when they are first used, including "OEM" on page 16, "U.L." on page 23, and "Kw" on page 65.

2. Please briefly explain all technical terms when they are first used, including "Shelter Island term loan," "ballasts," "energy measurement, power monitoring, and power factor improvement," and "firmware" on page 8, and "Switchgear and Retrofit Contracts" on page 65.

3. In a suitable place as close to the cover page as possible, provide your net revenues and net income (loss) for the most recent audited and stub periods, as well as comparable pro forma figures assuming the sale of your food service operations.

4. In a suitable place as close to the cover page as possible, indicate, as you do on page 16, that the food services operations you propose to sell represents 80% of your revenues and that your future success "will depend to a large extent on the success of [y]our energy conservation product." Furthermore, indicate that this product accounts for only 1% of your current revenues and, if true, indicate that the technology is experimental, untested, or not widely accepted in the marketplace.

Summary Term Sheet for the Sale of Food Service Business, page 1

5. Please revise the first reference here to Timothy Hayes to disclose his positions with your company. Similarly, revise the first reference here to the Lindley Acquisition Corp. to disclose the principals of Lindley Acquisition Corp. and the positions they hold with your company.

Reasons for the Corporate Dining and Lindley Sales, page 1

6. You indicate that you decided to sell your food service operations after "evaluating various strategic alternatives." Please summarize those alternatives and indicate why each was not pursued.

Principal Parties under the Corporate Dining Sale Agreement, page 2

7. We note your disclosure here that your "energy management division" consists of your "electrical contracting service segment" and your "product segment focusing on energy conservation" segment. However, on page 8 you describe what will remain after your food service operations are sold as your "energy management and conservation business," making no mention of your electrical contracting service segment. And in the second risk factor on page 16 you provide revenue information for your "energy services operations" and your "energy conservation operations." Please revise here and throughout your filing to consistently describe your energy operations and clarify what aspects of those energy operations you will continue to operate after the sale of your food service operations.

Mr. David Murphy
Host America Corporation
June 29, 2007
Page 3

Interests of Host's Management and Directors, page 5

8. Briefly describe here the differing interests of the directors and executive officers that you reference.

Opinions of our Financial Advisor Regarding the Fairness, page 6

9. You indicate that your financial advisor was retained to determine whether the sales were fair, from a financial point of view, "to the Company." However, on page 40, you indicate that they were retained to determine whether the sales were fair, from a financial point of view, "to our shareholders." Please revise here and throughout the filing to provide consistent disclosure about the assignment given to your financial advisor.

Questions and Answers about the Proposals, page 7

General

10. Please revise answers to the fourth, fifth, and sixth questions to provide consistent disclosure about the use of proceeds.

Q: What will our business be following the sale of our food service business?, page 8

11. You indicate that EnerLume-EM "always improves the efficacy of a lighting system for a superior lumen output with lower wattage consumed." Either provide support here for this claim or revise.

Q: What will happen if the proposal to amend our Articles of Incorporation…?, page 8

12. Please revise to indicate here that all rights to the name "Host America" will be sold to the buyers under the sale agreement, as described on page 29.

Upon the closing of the sale of our food service business, page 17

13. You indicate that certain payments will be made in part from "cash generated from our operations after the closing" of the sale. Please indicate how this is possible, given that you expect your operations to "generate a modest negative cash flow within twelve months," as indicated in the risk factor that follows this one.

We will require additional capital to implement our plan, page 17

> 14. Please quantify the amount of additional capital in the heading so that investors can form a judgment about whether the proposal you describe is realistic.

The consummation of the sale of our food service business, page 18

> 15. Please indicate why "the failure of the sale to be consummated for any reason could materially and adversely affect our food service business through loss of customers, loss of business during the period between the signing of the asset purchase agreements and the closing date, if any, of the sale, loss of employees and other factors."

Our energy services segment has incurred significant operating losses since inception, page 19

> 16. Quantify the amount of losses either in the heading or the first sentence.

Patents and other proprietary rights provide uncertain protection, page 19

> 17. Please clarify whether your patent rights are "pending," as you indicate here, or whether you have "secured property rights," as indicated on page 20. Please describe what those pending or secured rights are.

Our energy conservation segment faces an inherent risk of exposure, page 20

> 18. Please explain the relevance of being "listed by Underwriter's Laboratories."

Overview and Background, page 22

> 19. In the relevant subsection under this heading or under Reasons for the Corporate Dining and Lindley Sales please discuss the following:
>
>   - Net loss per share has declined for each of the last three years and interim period
>   - "Although we have a relatively small share of the food service provider market, we compete favorable with other regional food service providers and those national companies that have operations in the northeastern United States. We believe we are able to remain competitive because of the quality, selection and value of the food and services that we provide."
>   - "Lindley is one of the largest providers of fresh unitized meals in the Northeast, operating out of its various production sites."

- Trade show exposure "has enabled Lindley to continue to expand its customer base throughout the Northeast and Midwest."
- "Lindley is currently involved in bids for several other senior feeding, Meals-on-Wheels, and Head Start contracts in various states, and intends to continue aggressively pursuing this type of business."

Alternatives Considered by Management: Business Strategy, page 23
Alternatives Considered by Management: Pursue Inside Buyers, page 24
Final Negotiation and Documentation, page 25

20. Please revise to provide beginning and ending dates and relevant details for all material events regarding your consideration of alternatives and your decision to sell to inside buyers. For example, provide the dates of the following:

- when alternative business strategies were considered;
- when you consulted with "an investment group" and who that investment group was;
- when you held discussions and/or negotiations with outside buyers;
- when management was approached by Messrs. Hayes, Rossomando, and Cerreta;
- when letters of intent were executed with the same; and
- when Marshall & Stevens was hired.

Alternatives Considered by Management: Business Strategy, page 23

21. Please clarify whether you "found" that private equity investors are appropriate for companies that do not have traditional financing sources available, as you indicate on page 24, or merely believe this to be the case.

22. In addition, you indicate on page 24 that "[t]hese considerations favor the use of private equity to finance the energy management division." Please indicate how you plan to access private equity, if known.

23. Please explain why "if the energy conservation segment is not a public company, its valuation may not be as attractive when viewed as a purely private concern."

24. Please describe the participation of Messrs. Hayes, Rossomando, and Cerreta in the consideration of alternative business strategies, in the consideration of possible outside buyers, and in the decision to pursue neither option. In addition, describe their participation in the consideration of possible inside buyers, and in the decision to pursue this option.

Final Negotiation and Documentation, page 25

25. Please indicate how the offers by and agreed-upon sales prices with Messrs. Hayes, Rossomando, and Cerreta compared to offers received by outside buyers, if any.

26. Please explain what it means for the audit committee to "opine on the related party attributes of the agreements" and indicate what they found in that regard. In an appropriate place in the filling, please indicate who is on the audit committee.

Reasons for the Corporate Dining and Lindley Sales, page 26

27. We note the reasons you provide here for the sales. However, in the first risk factor on page 16 you indicate that, if shareholders reject the proposed sales, you "will be faced with a critical liquidity challenge and urgent need for additional capital." And in Overview and Background on page 22 you indicate that "changes in management" contributed to the board's approval of the sales. Please revise the list you provide here to include these factors and, in an appropriate place in the filing, provide additional detail about each.

28. You indicate that the Lindley Acquisition Corp. will "assume and be responsible for substantially all existing preclosing trade liabilities," including up to $2.1 million of accounts and trade payable and accrued expenses. However, you do not indicate that the Corporate Dining Buyer will assume similar corporate dining liabilities. Please quantify such corporate dining liabilities and explain, if true, why they will not be assumed by the Corporate Dining Buyer.

Form of Corporate Dining Sale, page 28

29. You indicate here that the Corporate Dining Buyer will assume "certain" liabilities while on page 34 you indicate that the Lindley Buyer will assume "substantially all" liabilities. Please list here any liabilities that the Corporate Dining Buyer will not assume and explain why this is the case.

Description of Liabilities to be Assumed by Lindley Buyer, page 35

30. Briefly quantify and explain the "obligations owing to Food Brokers, Inc. arising out of the previous purchase of all of its assets by Lindley Seller."

Opinion of our Financial Advisor Regarding the Fairness, page 40

31. Please summarize the material findings of Marshall & Stevens and not just their methodologies. Describe each analysis which they performed which was material

to their finding of fairness. We encourage you to include tables for each approach as well as a narrative so that the shareholders can better understand what constituted their finding and what value to place upon it.

32. In addition, it appears that any financial projections of management provided to Marshall & Stevens have been shown to the purchasers, as well. Either provide them to shareholders as annexes to the proxy or tell us why they should not be so provided.

33. Please provide us with any reports provided to you by Marshall & Stevens containing their analysis and findings.

Methodologies, page 41

34. Please further explain the cost approach and why you "may adjust the company's balance sheet" as part of this approach.

35. In addition, please briefly explain the "Capital Asset Pricing Model and Gordon Model."

36. You indicate that "[c]onsidering the information below without considering the full narrative description of the analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Marshall & Stevens' financial analyses." Please include the "full narrative description of the analyses" that you reference. Also, please provide here a materially complete description of methodologies employed by Marshall & Stevens and remove this qualifying language.

Interests of Host's Management and Directors in the Asset Sale, page 43

37. Please name the "current and former directors" and "certain members of the Company's senior management" who loaned the company money, providing all material terms provided and amount outstanding for each lender. Furthermore, in the alternatives considered and final negotiation sections on pages 23-25, describe the role that each such person played in considering alternative business strategies, outside buyers, insider buyers, and negotiating the final sale. Provide similar information for David Murphy.

38. Please indicate here that the Lindley Acquisition Corp. and Timothy Hayes are the Lindley Buyer and Corporate Dining Buyer, respectively.

Use of Proceeds from the Asset Sale Transactions, page 44

39. Please provide a breakdown of the proceeds you intend to use for each item referenced here.

Pro Forma Financial Information, page 46

40. Please remove the disclaimer that the pro forma information is "for informational purposes only."

Security Ownership of Management, page 59

41. Please provide the corporate titles of each named director and executive officer.

Lindley Food Service, page 67

42. Name the 10% customer and name the 11% customer mentioned in the next section.

Annex D

43. Revise the first sentence of the next-to-last paragraph of each opinion by omitting the word "solely" and ending the sentence after the first use of the word "Transaction." Please note that filed opinions are public documents.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (303) 629-7610
     John Wills, Esq.
     Berenbaum, Weinshienk & Eason, PC